May 29, 2007

Evergreen Florida Municipal Bond Fund

Evergreen Municipal Trust

200 Berkeley Street

Boston, Massachusetts 02116

Evergreen Municipal Bond Fund

Evergreen Municipal Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of January 24, 2007 between Evergreen Municipal Trust, a Delaware statutory trust (the “Trust”), on behalf of one of its series, Evergreen Florida Municipal Bond Fund (“Target Fund”) and the Trust, on behalf of one of its series, Evergreen Municipal Bond Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

            Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

            Acquiring Fund is also a series of the Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

            For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated March 28, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

            The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks current income exempt from federal income tax, other than the alternative minimum tax, by normally investing at least 80% of its assets in municipal securities that pay interest exempt from federal income tax.

            Several factors demonstrate the similarity between Target Fund's and Acquiring Fund's historic investment activities.  The funds' objectives, to obtain current income exempt from federal income tax, other than the alternative minimum tax, are substantially aligned; the Target Fund's objective seeks current income exempt from federal income tax, other than the alternative minimum tax, consistent with the preservation of capital, whereas the Acquiring Fund seeks current income exempt from federal income taxes, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return.  The repeal of the Florida intangible tax has eliminated the state tax benefit of investing in the Target Fund and the Fund's investment objective no longer references a goal of achieving a state tax benefit.  The proposed transaction was precipitated by this change in Target Fund's investment objective.  Each Fund achieves its objective by normally investing at least 80% of their assets in municipal securities that pay interest exempt from federal income tax, other than the alternative minimum tax.  Both funds may invest up to 20% of their assets in below investment grade bonds, but it no case will either fund invest in bonds rated below B.

            As indicated by an analysis of the funds' portfolios, the funds held securities with similar characteristics.  As of October 31, 2006, a randomly selected date that reflects the funds' portfolios without reference to the Transaction, both funds invested at least 95% of their net assets in fixed-income securities, the income from which is predominantly exempt from federal income tax, and held the rest in cash.  Neither fund invested in stock.  Although Morningstar places the Target Fund in the "Municipal Florida" category and the Acquiring Fund in the "Municipal National" category, the funds exhibit significant similarities.

            The funds maintained investments of similar credit quality, both having an average credit quality of AA.  The funds' investments overlapped in terms of credit quality by a total of 89.4%, and both funds invested over 50% of their assets in AAA rated investments.  Additionally, the average duration of Target Fund's holdings was very similar to that of Acquiring Fund (6.89 years and 6.09 years respectively).  Although Target Fund's investments were more evenly spread out over different ranges of maturity than Acquiring Fund's, the funds' average maturities of 7.95 and 7.5, respectively, were quite similar.   The funds' investments overlapped in terms of maturity by a total of 73.02%.  Specifically, there was an overlap of 12.08% in investments with 7 to 10 years maturity, 16.89% in investments with 10 to 15 years maturity, 20.91% in investments with 15 to 20 years maturity, and 13.85% in investments with 20 to 30 years maturity.  These numbers place both funds in the intermediate-high category of the Morningstar Style Box.

            The average weighted coupon of the funds' portfolios were very similar; 5.78% for Target Fund and 5.52% for Acquiring Fund.  The average weighted price of Target Fund, 111.22%, was a close match to the 108.28% average weighted price of Acquiring Fund.  While Morningstar provided different ratings to the two funds (two stars for Target Fund and four stars for Acquiring Fund), and the funds' turnover ratios differed to a large degree (52% turnover by Target Fund and 145% turnover by Acquiring Fund) both funds had extremely similar 10-month returns, 4.14% for Target Fund and 4.27% for Acquiring Fund.

            The specific characteristics described above do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies.  Rather, they reflect the fact that the funds' similar investment strategies led them to react similarly to the market conditions in existence up until October 31, 2006.

            Given the similarity of the funds, at least 33 1/3% of Target Fund's portfolio assets would not be required to be sold in order to comply with Acquiring Fund's investment objectives, strategies, policies, risks and restrictions.  The Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, or restrictions following the Transaction.  Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

            We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

            In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

            We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks current income exempt from federal income tax, other than the alternative minimum tax, by investing primarily in municipal securities that pay interest exempt from federal income tax.  The funds’ portfolios are similar in terms of asset allocation, credit quality, and risk profile.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP